DC

No Act

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06027585

March 8, 2006

RECD S.E.C.
MAR 13 2006
1086

Ashley Wright Baker
Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/8/2006

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2006

Dear Ms. Baker:

This is in response to your letter dated January 10, 2006 concerning the shareholder proposal submitted to Peabody Energy by the International Union, United Mine Workers of America. We also have received a letter from the proponent dated January 31, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 21 2006 E
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Grant Crandall
General Counsel
United Mine Workers of America
8315 Lee Highway
Fairfax, VA 22031-2215

1064728

RECEIVED

BRYAN CAVE 2006 JAN 11 PM 12:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ashley Wright Baker
Direct: 314-259-2061
ashley.baker@bryancave.com

January 10, 2006

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

Chicago
Hong Kong
Irvine
Jefferson City
Kansas City
Kuwait
Los Angeles
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Phoenix
Riyadh
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St. Louis
United Arab Emirates (Dubai)
Washington, DC

And Bryan Cave,
A Multinational Partnership,
London

SECURITIES EXCHANGE ACT OF 1934
BY HAND **RULE 14a-8**

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549

Re: Peabody Energy Corporation – Request for No-Action Letter Regarding Exclusion of the Shareholder Proposal Submitted by the International Union, United Mine Workers of America

Dear Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, Peabody Energy Corporation, a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2006 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a proposal (the "Proposal") from the International Union, United Mine Workers of America (the "Proponent"). The Proposal urges the Board of Directors to:

> [A]dopt and implement an enforceable company-wide employee policy based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and other conventions, including the following:
>
> - All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
> - There shall be no discrimination or intimidation in employment. Peabody shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (Conventions 29 and 105);
- All workers shall be protected from sickness, disease and injury arising from their employment and specifically related to the safety and health hazards associated with work in mines (Convention 176).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning implementation of this policy.

The cover letter and proposal received from the Proponent and related correspondence are attached hereto as Exhibit A. Enclosed are six (6) copies of this letter as well as six (6) copies of the exhibits attached hereto. The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Staff") that no enforcement will be recommended if the Company omits the Proposal from its Proxy Materials.

The Company intends to begin distribution of its Proxy Materials on or after March 31, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive materials and form of proxy with the Securities and Exchange Commission.

I. Background – Reasons for Company Opposition

The Company objects to the Proposal because it is vague, indefinite and potentially misleading, as discussed in more detail in Section II.

In addition to the Company's primary objections, the Company wishes to explain that it is strongly committed to maintaining high standards with respect to workplace human rights and that it supports efforts to improve international human rights standards. The Company believes that it has performed responsibly and in a manner consistent with those standards. In fact, one of the six fundamental principles set forth in the Company's Mission Statement is to "provide our employees with an entrepreneurial work environment that encourages initiative and creativity, safe working conditions, opportunities for job satisfaction and career advancement, and financial rewards commensurate with performance and dedication." Furthermore, pursuant to the Company's Code of Business Conduct and Ethics ("Code of Conduct"), it is the Company's policy to comply in all respects with the laws and regulations that apply to its business at all government levels in the United States and abroad.

The Company's policies address many of the core issues listed in the Proposal. The Company does not tolerate human rights abuses, including physical or psychological punishment of workers. Moreover, as stated in the Company's Equal Opportunity Policy Statement, it is the Company's policy to provide its employees equal employment opportunity, without regard to race, color, religion, national origin, sex, age or physical or mental disability where otherwise qualified or any other protected class under relevant law. Discrimination against any person based on any of these factors is prohibited. In accordance with the Company's Equal Opportunity Policy Statement, the Company has implemented affirmative action programs at each of its locations. As stated in the Code of Conduct, the Company is committed to establishing and maintaining health, safety and environmental protection programs that promote and protect employees.

In contrast to the policies implemented by the Company, the ILO Conventions set forth extensive and detailed initiatives and rules to be implemented by governmental entities, not companies. The ILO Conventions do not represent "human rights standards," but instead are international treaties designed for adoption by governmental entities through legislative action. These broad conventions touch on many issues that have limited connection to the Company's business, and may at times contradict our existing policies and conflict with local law. In summary, the Company does not advocate the abuses the Proposal is designed to remedy; rather it believes that its exiting policies already deal with many of the principles addressed by the Proposal and that the Proposal is overly broad which renders it vague, indefinite and practically impossible to implement.

As evidenced by the materials attached as Exhibit B, the Proponent and several other unions have recently embarked on a coordinated campaign to improve their ability to unionize the Company's employees. The Company believes the Proponent, which owns only 200 shares out of more than 131,415,000 shares outstanding, is using the Proposal as a tool to further its own interests and not the interests of the Company's stockholders as a whole.

II. Statement of Reasons for Omission - The Proposal is Vague and Indefinite, Rendering it Misleading in Violation of Rule 14a-8(i)(3) Because Neither the Shareholders in Voting on the Proposal, nor the Company in Implementing the Proposal would be able to Determine with any Reasonable Certainty what Measures the Proposal Requires

A company may exclude a stockholder proposal and supporting statement under Rule 14a-8(i)(3) if it is "contrary to any of the Commission's proxy rules . . . prohibit[ing] materially false or misleading statements in proxy soliciting materials." The Staff has identified various types of statements which are sufficient to exclude proposals, or portions thereof, under Rule 14a-8(i)(3), including proposals that are vague, indefinite and misleading in violation of Rule 14a-9. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the shareholders voting on the proposal, nor the [c]ompany in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (July 30, 1992) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty the meaning of the resolution and the consequences of its implementation). *See also Bristol-Myers Squibb Co.* (Feb. 1, 1999) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the proposal's reference to the Bible and Roman law rendered it so vague that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any certainty the exact measures required by the proposal); and *IDA CORP, Inc.* (Jan. 24, 2000) (allowing exclusion of a shareholder proposal under Rule 14a-8(i)(3) as vague and indefinite where the proposal sought to amend the articles of organization to provide for the "recall" of members of the board of directors by plurality vote and setting forth "particulars" for such recall).

The Company believes that the Proposal may be properly excluded from its Proxy Materials under Rule 14a-8(i)(3) for the reasons set forth below:

A. The Proposal Requests Implementation of "Other Conventions," which Renders it Vague, Indefinite and Potentially Misleading in Violation of the Proxy Rules

The Proposal is so vague and indefinite that neither the Company nor the shareholders voting on the Proposal could determine with any reasonable certainty the scope, content or consequences of the proposed employee policy. The Proposal specifies four basic principles regarding workplace human rights and requests adoption and implementation of those principles, as well as other ILO Conventions and potentially other, unspecified conventions. However, the Proposal does not mention or summarize what "other conventions" should be implemented. Are the shareholders and the Company expected to guess what these "other conventions" might be? Are the "other conventions" limited to ILO Conventions? Even if the "other conventions" were limited to the ILO Conventions, this in itself does little to limit the breadth of the Proposal since there are a total of 184 ILO Conventions, the text of which numbers over 1,250 pages. If the "other conventions" are not limited to the ILO Conventions, do they include other workers' rights conventions such as the United Nations International Convention on the Protection of the Rights of All Migrant Workers and Members of their Families? Or do the "other conventions" include conventions such as the United Nations Convention on the Rights of the Child or the American Convention on Human Rights? There seems to be no discernable limit to the overly broad phrase "other conventions" and, as such, shareholders have no way of knowing what conventions they are being asked to vote upon. One shareholder could reasonably conclude that approval of the Proposal would require the Company to implement and adopt all of the ILO Conventions, while another could reasonably conclude that approval of the Proposal would require the Company to implement the seven named ILO Conventions, as well as some other unnamed conventions. Yet another shareholder could reasonably believe that approval of the Proposal would require the Company to implement only the seven named conventions. In sum, there are numerous possibilities as to what a shareholder might reasonably conclude would be implemented upon approval of the Proposal due to the use of the over-inclusive language "other conventions."

Moreover, the Proposal is so vague and indefinite that the Company would not be able to determine with any reasonable certainty what actions to take to satisfy the Proposal if it were approved by the shareholders. Similar to the discussion above, the Company would not know what conventions to implement and adopt upon shareholder approval. Should the company-wide employee policy be limited to the seven named conventions or include other ILO Conventions? Would the Company be required to abide by future ILO Conventions or changes to existing conventions? Would the Company need to research "other conventions" to try to determine what the shareholders intended when they voted on the Proposal? The Company would not reasonably know what actions to take upon shareholder approval of the Proposal, as there are numerous reasonable interpretations of the Proposal's scope and content. As such, the actions ultimately taken by the Company pursuant to the Proposal could differ significantly from the actions contemplated by shareholders in voting on the Proposal. Finally, if the Proposal was adopted, the Company could be bound by future conventions or changes to existing conventions without any input from the Company.

The Staff concurred in the omission of a proposal similar to the Proposal in *Alcoa Inc.* (Dec. 24, 2002). In *Alcoa Inc.*, the shareholder proposal urged implementation of "these human rights standards" without summarizing the human rights standards; rather, the proposal simply listed several ILO Conventions similar to the ones listed in the Proposal in this case. The Staff concurred in the view that reference to "these human rights standards" without more rendered the proposal vague and indefinite. *See also AnnTaylor Stores Corp.* (March 13, 2001) (where the Staff concurred in the omission of a similar shareholder proposal under Rule 14a-8(i)(3)). The Proposal shares with the *Alcoa* and *AnnTaylor* proposals a common flaw of referring to a set of standards or conventions without explaining the scope, content and, in some cases, the name of the proposed standards or conventions. The Company believes that the reference to "other conventions" in the Proposal renders it vague and indefinite much like the proposals addressed in the aforementioned no-action requests and as such, should be excluded on the same basis.

B. The Proposal is Distinguishable from the Line of Similar Proposals Denied No-Action Relief Because it Requests Implementation of "Other Conventions," which Language is not Explained in the Proposal or the Supporting Statement

The Company acknowledges that the Staff has declined to concur with similar arguments raised by other companies requesting exclusion of shareholder proposals seeking implementation of a code of conduct based on ILO human rights standards. *See, e.g. E.I. du Pont de Nemours and Co.* (Feb. 11, 2004); *The TJX Companies, Inc.* (April 5, 2002); *The Stride Rite Corp.* (Jan. 16, 2002). However, the Company believes that the Proposal is distinguishable from the proposals addressed in the aforementioned cases for several reasons. First, the proposals in *du Pont, TJX* and *Stride Rite* did not contain any vague reference to "other conventions." The Company believes this difference is significant because due to the "other conventions" language, shareholders' views could differ considerably on the scope and content of the Proposal and no shareholder would be able to determine with any reasonable certainty what action or measures would be taken in the event the Proposal were approved. Moreover, if shareholder approval were obtained, the Proposal would be significantly more burdensome for the Company to attempt to implement than the proposals in *du Pont, TJX* and *Stride Rite* because the Company would not know with any reasonable certainty what conventions it should adopt and implement pursuant to the Proposal.

Furthermore, the Proposal is distinguishable from *du Pont, TJX* and *Stride Rite* because there is no plausible argument that the Proposal is limited to the enumerated conventions. In *TJX* and *Stride Rite*, the proposals specifically stated that the code of corporate conduct would be "based on the aforementioned ILO human rights standards." There is no such limiting instruction in the Proposal since it requests implementation of an employee policy "based on the [ILO] Declaration on Fundamental Principles and Rights at Work and other conventions." The proponents in *TJX* and *Stride Rite* relied on the fact that the recitals referred to specific ILO Conventions, which were deemed to be the human rights standards referenced in the proposed resolution. The Proposal's supporting statement, on the other hand, does not provide any guidance as to the meaning of "other conventions." As a result, the Proposal is not like *TJX* or *Stride Rite* proposals because the Proposal is not limited to the specified conventions and the supporting statement does not clarify the language "other conventions."

C. The Proposal is Distinguishable from the Line of Similar Proposals Denied No-Action Relief Because it is Neither Limited to the ILO Conventions Associated with the Declaration on Fundamental Principles and Rights at Work (the "Declaration"), nor Inclusive of all the ILO Conventions Associated with the Declaration

The Proposal is different than the proposal denied no-action relief in *du Pont* because it is not limited to the conventions contemplated by the principles of the Declaration.[1] *E.I. du Pont de Nemours and Co.* (Feb. 11, 2004). The *du Pont* proposal was limited because it only requested implementation of the eight conventions that represent the four principles of the Declaration. In particular, the proponent in *du Pont* explained that although the ILO had adopted 180 Conventions, the ILO Governing Body decided that the following eight conventions should be considered "fundamental" to the rights of human beings at work:

Freedom of association
- Freedom of Association and Protection of the Right to Organize Convention, 1948 (No. 87)
- Right to Organize and Collective Bargaining Convention, 1949 (No. 98)

The abolition of forced labour
- Forced Labour Convention, 1930 (No. 29)
- Abolition of Forced Labour Convention, 1957 (No. 105)

Equality
- Discrimination (Employment and Occupation) Convention, 1958 (No. 111)
- Equal Remuneration Convention, 1951 (No. 100)

The elimination of child labour
- Minimum Age Convention, 1973 (No. 138)

---

[1] The ILO has identified eight of the 184 Conventions as "fundamental" to the rights of workers. As a follow-up to the Conventions, ILO member states adopted the Declaration on Fundamental Principles and Rights at Work in 1998, which seeks to promote the following four "core" labor standards embodied in the Fundamental ILO Conventions: (1) freedom of association and the right to collective bargaining; (2) elimination of forced and compulsory labor; (3) elimination of discrimination in the workplace; and (4) abolition of child labor.

- Worst Forms of Child Labour Convention, 1999 (No. 182)

By contrast to the *du Pont* proposal, the Proposal identifies a convention that is not included in the Declaration, specifically Convention 176 relating to the health and safety of mineworkers. Although the preamble to the Proposal refers to the Declaration, the specified conventions are not the same as those deemed "fundamental" by the ILO. Thus, unlike the *du Pont* proposal, the Proposal is not limited to the ILO Conventions associated with the Declaration.

Furthermore, the Proposal does not include all of the conventions associated with the Declaration. The Proposal excludes the two ILO Conventions that deal with the elimination of child labor. As such, the Proposal only includes six of the eight conventions associated with the Declaration. Therefore, the Proposal is distinguishable from *du Pont* because there is no plausible argument that it is intended to focus only on the conventions associated with the Declaration.

D. The Proposal is Vague and Misleading as to the Nature and Extent of the Obligations Imposed on the Company

As previously discussed, shareholders could expect the Company to implement all 184 ILO Conventions, as well as other unspecified conventions from the face of the Proposal. The Proposal is misleading because it could cause shareholders to believe that the ILO Conventions and other human rights conventions are general principles on which the Company could base a company-wide employee policy. However, the ILO Conventions and other human rights conventions are not general human rights principles, but rather are international treaties designed to be ratified by countries as national legislation on labor, social, political and other issues. As such, the ILO Conventions and other human rights conventions cover many topics that do not apply to Peabody and its business.

If the shareholders approved the Proposal, the Company would be faced with the difficult, if not impossible task, of becoming familiar with the intricacies of each ILO Convention and other human rights conventions. This would require the Company to spend countless hours reading and comprehending all of the conventions, which in turn, would be very expensive. The Proposal makes it seem as though it would be straightforward and inexpensive to implement "an enforceable company-wide employee policy" based on the ILO Conventions and other conventions because it simply recites four basic principles and seven conventions. This is misleading to shareholders because the Company, in fact, would have to devote substantial time and manpower to adopting and implementing a policy based on the 184 ILO Conventions and other human rights conventions since these conventions are highly detailed, exceedingly long and drafted as governmental legislation. Consequently, the Proposal is misleading to shareholders because it fails to explain the scope and nature of the ILO Conventions and "other conventions."

In summary, the Proposal is so vague and indefinite that shareholders will not understand what they are being asked to vote on or what actions the Company is being urged to take in the event of shareholder approval. Consequently, the Company has no way of knowing what conventions or standards to implement upon shareholder approval so that actions taken by the Company in implementing a new employee policy may differ significantly from actions contemplated by shareholders. Accordingly, the Proposal is vague, indefinite and misleading and, thus, may be omitted from the Proxy Materials.

III. Notification and Request

In view of the foregoing, the Company hereby gives notice of its intention to omit the Proposal from its Proxy Materials for its 2006 Annual Meeting of Stockholders. The Company hereby requests confirmation that the Staff will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. Pursuant to Rule 14a-8(j)(1), by copy of this letter, the Company is notifying the Proponent of its intention to omit the Proposal from its Proxy Materials. A copy of the Staff's response may be faxed as follows:

- To the Proponent (attention: Grant Crandall) at 703-208-7132; and
- To the undersigned at 314-552-8061.

In the event that the Staff disagrees with the conclusion expressed herein regarding the omission of the Proposal from the Company's Proxy Materials, or should any additional information be required, the Company would appreciate an opportunity to confer with the Staff prior to the issuance of its response. Please feel free to contact R. Randall Wang at 314-259-2149 or the undersigned at 314-259-2061.

Please acknowledge your receipt of this letter and the attached exhibits by stamping the enclosed (additional) copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Ashley Wright Baker

Enclosures

cc: Grant Crandall
United Mine Workers of America
Joseph W. Bean
Peabody Energy Corporation

Exhibit A

United Mine Workers of America

CECIL E. ROBERTS
INTERNATIONAL PRESIDENT

TELEPHONE
(703) 208-7220
FAX (703) 208-7132

UNITED MINE WORKERS' HEADQUARTERS
8315 LEE HIGHWAY
Fairfax, VA
22031-2215

December 2, 2005

Via Facsimile (314-342-7799) and Certified Mail

Jeffery L. Klinger
Vice President, General Counsel and Corporate Secretary
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

Dear Mr. Klinger:

On behalf of the International Union, United Mine Workers of America ("UMWA"), I am writing to provide notice that pursuant to the 2005 proxy statement of the Peabody Energy Corporation (the "Company"), the UMWA intends to present the attached proposal (the "Proposal") at the 2006 annual meeting of shareholders (the "Annual Meeting"). The UMWA requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The UMWA is the shareholder of record of 100 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the UMWA intends to hold the Shares through the date of the Annual Meeting.

The Proposal is enclosed. The UMWA or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the UMWA has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Grant Crandall at (703) 208-7200.

Sincerely,

Cecil E. Roberts

Enclosure

cc Grant Crandall, UMWA General Counsel

Shareholder Proposal To Be Presented at the Peabody Energy Shareholder Meeting on Month/Day/Year

Resolved: The shareholders of Peabody Energy Corporation urge the Board of Directors to adopt and implement an enforceable company-wide employee policy based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and other conventions, including the following:

- All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
- There shall be no discrimination or intimidation in employment. Peabody shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);
- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (Conventions 29 and 105);
- All workers shall be protected from sickness, disease and injury arising from their employment and specifically related to the safety and health hazards associated with work in mines. (Convention 176)

The Board should also prepare a report at reasonable cost to shareholders and the public concerning implementation of this policy.

<u>Supporting Statement</u>

As a global corporation, Peabody faces many regulatory regimes and public pressures exposing it to various risks. Managing operations effectively and increasing shareholder value depend on public and governmental goodwill. Peabody would benefit by adopting and enforcing a company-wide human rights policy based on the ILO Declaration and other conventions.

Such a policy would ensure that Peabody is not associated with human rights violations in the workplace. This in turn, would protect Peabody's brand names and relationships with its customers and the government agencies with regulatory oversight authority on whose goodwill Peabody's success depends.

In September 2005 Peabody opened an office in Beijing, China and announced its intentions to develop partnerships with firms to operate coal mines in China. Peabody faces potentially high risk that it could be associated with workplace human rights violations should it engage in coal mining operations in China. According to the U.S. Department of State's 2004 Human Rights Reports and Amnesty International, labor and human rights are not adequately protected in law and/or practice in China.

Of particular concern is China's mining industry. The U.S. Department of State Human Rights Report 2004 singled out mining as extremely dangerous and rife with human rights violations. "Workplace safety remained a serious problem, particularly in the mining industry," the State Department report stated. "The [Chinese] Government continued to deny internationally recognized worker rights, including freedom of association. Forced labor in prison facilities remained a serious problem." The widespread use of forced labor in Chinese coal mines exacerbates the dangerous conditions that mine workers face.

This proposal addresses Peabody's potential risk of being a party to or appearing to benefit from human rights violations. Peabody's reputation may be harmed by an appearance that it knew about and benefited from serious human rights violations through its partnerships. That perception may also make Peabody less attractive to institutional investors concerned with the impact of workplace practices on shareholder value.

We urge you to vote FOR this resolution.

Exhibit B

AFL-CIO Click to Print

AFL-CIO Urges Director Election Reform At Peabody Energy

December 05, 2005

AFL-CIO Secretary-Treasurer Richard Trumka called on Peabody Energy Corp. (NYSE:BTU) to reform the company's director elections. Earlier this year, over seventy percent of Peabody Energy's shareholders voted in favor of an AFL-CIO sponsored proposal to elect directors annually. To date, Peabody Energy has not implemented or responded in any way to the seventy percent of Peabody Energy shareholders who voted for the AFL-CIO's resolution.

"It is outrageous that any company would ignore a vote of its shareholders," said AFL-CIO Secretary-Treasurer Richard Trumka. "The retirement savings of America's working families are invested in companies like Peabody Energy. Director elections are the primary avenue for shareholders to hold management accountable and influence crucial corporate governance policies," he explained.

Peabody Energy's current director election framework divides the board into three classes, with approximately one-third of all directors elected each year to three-year terms. In July, Peabody Energy nominated John F. Turner to the Board of Directors. Under Peabody Energy's classified board system, shareholders will not have the opportunity to vote on Turner's nomination until his term expires in 2007.

In addition, shareholders have not been able to vote on the Board seat held by Peabody Energy's next CEO. In March 2005, Peabody Energy executive Gregory Boyce was added to the Board and he is scheduled to become the company's CEO in January 2006. Shareholders will not be able to vote on Boyce as a director until the 2006 annual shareholders meeting, 15 months after he took on his responsibilities on the Board.

The AFL-CIO has resubmitted its shareholder proposal to declassify Peabody Energy's Board of Directors. Peabody Energy shareholders will vote on the AFL-CIO's resolution for a second time at the 2006 annual shareholders meeting. Several other proposals to reform Peabody Energy's corporate governance have also been introduced for 2006.

A proposal by the Service Employees International Union Master Trust urges the Board to establish a committee to meet with shareholders on majority shareholder votes. A Sheet Metal Workers National Pension Fund proposal urges the election of directors by majority vote.

A United Mine Workers of America shareholder proposal urges Peabody Energy to adopt an employee policy based on the International Labor Organization's human rights conventions. Peabody Energy plans to establish joint ventures to operate coal mines in China, where human rights violations are commonplace in the mining industry.

"These proposals will heighten director responsiveness to shareholder concerns, enhance our company's corporate governance, increase management accountability to shareholders, and contribute to long-term shareholder performance," said Trumka.

Contact: Lane Windham 202-637-5018/Brandon Rees 202-637-3900

Saturday, December 10, 2005
Appears On Page 33
Circulation: 278,600
Location: ST. LOUIS, MO

ST. LOUIS POST DISPATCH

Miners seek to organize without NLRB

Miners want to bring back unions without using the National Labor Relations Board because they say companies use it to intimidate workers.

Peabody officials support the NLRB process, saying miners should have all rights, including the right not to be in a union.

By Jerri Stroud
ST. LOUIS POST-DISPATCH



Randy Virgin, a member of Locals 1899 and 68 in Collinsville, carries an American flag Friday in support of union organizing at the International Human Rights Day rally through downtown St. Louis. Union organizer directors said 1,200 people attended the rally. Edward Linsmier | Post-Dispatch

Union leaders are asking Peabody Energy Corp. to allow its employees to unionize without going through the National Labor Relations Board or holding representation elections at individual mines. They kicked off their organizing effort on Friday with a rally and march downtown.

Cecil Roberts, the international president of the United Mine Workers of America, said the union has no faith in the NLRB because companies can use its processes to intimidate workers involved in union activities.

Roberts said 80 percent of Peabody's work force was unionized 20 years ago, but the percentage has dropped to 35 percent as the St. Louis-based company closed mines in Indiana and Illinois and moved production to the West.

When Peabody decided to return to Illinois and Indiana coal fields, it did so with a non-union subsidiary, often opening new mines near old ones that had been unionized, the union said.

Vic Svec, a Peabody spokesman, said the company supports the NLRB process.

"We believe every employee has the freedom to choose, including the right to choose to be union-free," Svec said. "The laws and regulations of this country establish the process. That includes elections where employees can choose their representation."

About 85 percent of Peabody's production is from non-union mines, Svec said. Only one representation election has been held in recent years; in that vote, miners rejected the union, he said.

John Cox, a miner from Indiana, said he attended the rally "because we need a union to represent us. We have no rights whatsoever. We just need some better insurance."

Cox said he often is scheduled to work 10- or 12-hour shifts six days a week. He said he pays $300 to $500 a month for prescriptions under Peabody's health plan.

Stewart Acuff, organizing director of the AFL-CIO, said the union's 9 million members will help the UMWA organize Peabody's employees. He supports the tactic of bypassing the NLRB.

"We want a commitment from Peabody to honor the fundamental human right to form a union," Acuff said.

jerristroud@post-dispatch.com | 314-340-8384

United Mine Workers of America

GRANT CRANDALL
GENERAL COUNSEL

TELEPHONE
(703) 208-7180
FAX (703) 208-7134
EMAIL: GCRANDALL@UMWA.ORG

UNITED MINE WORKERS' HEADQUARTERS
8315 LEE HIGHWAY
Fairfax, VA
22031-2215

Via USPS Overnight Express Mail

January 31, 2006

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Request by Peabody Energy Corporation to omit shareholder proposal submitted by the International Union, United Mineworkers of America

Dear Sir/Madam:

I. Introduction

This letter is submitted in response to the claim of Peabody Energy Corporation ("Peabody" or the "Company") by letter dated January 10, 2006, that it may exclude the shareholder proposal of the International Union, United Mine Workers of America ("UMWA") from its 2006 proxy materials. The Proposal states:

> **Resolved:** The shareholders of Peabody Energy Corporation urge the Board of Directors to adopt and implement an enforceable company-wide employee policy based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and other conventions, including the following:
>
> - All workers have the right to form and join trade unions and to bargain collectively (Conventions 87 and 98);
> - There shall be no discrimination or intimidation in employment. Peabody shall provide equality of opportunity and treatment regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics (Conventions 100 and 111);

- Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (Conventions 29 and 105);
- All workers shall be protected from sickness, disease and injury arising from their employment and specifically related to the safety and health hazards associated with work in mines. (Convention 176).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning implementation of this policy.

Peabody argues that the Proposal is excludable under Rule 14a-8(i)(3) because the Proposal is vague and indefinite. By the Company's own admission, however, it "acknowledges that **the Staff has declined to concur with similar arguments raised by other companies** requesting exclusion of shareholder proposals seeking implementation of a code of conduct based on ILO human rights standards." (emphasis added).

V. Peabody Has Failed to Demonstrate that the Proposal Is *Materially* False or Misleading, Vague or Indefinite

Under Rule 14a-8(g), "the burden is on the company to demonstrate that it is entitled to exclude a proposal." The Company's no-action request focuses on the term "other conventions" in the Proposal. During its discussion of *DuPont* (Feb. 11, 2004), the Company noted that the UMWA Proposal "identifies **a convention** that is not included in the Declaration, specifically Convention 176 relating to the health and safety of mineworkers." (emphasis added). The reference to "other conventions" in the Proposal is plainly and unambiguously limited to the one Convention not included in the ILO Declaration, Convention 176.

The Staff has also allowed proponents to amend proposals to provide additional clarity to the Company and shareholders voting on the matter. See *Staff Legal Bulletin 14, Section E.5.* (July 13, 2001). If the Commission so desires, the UMWA offers the following amended language to replace the first sentence of the Proposal:

> **Resolved**: The shareholders of Peabody Energy Corporation urge the Board of Directors to adopt and implement an enforceable company-wide employee policy based on the following International Labor Organization ("ILO") conventions:

VI. As the Company Acknowledges, Past Staff Decisions Have Rejected No-Action Requests Which Relied on the Same Arguments it Makes

In *DuPont* (Feb. 11, 2004), the Staff rejected the argument that a proposal urging the adoption of a company-wide human rights policy based on a ILO Declaration was excludable under Rule 14(a)(8)(i)(3). With the exception of Convention 176, the UMWA Proposal and *Dupont* proposal are substantively the same. The Staff rejected the following arguments raised by Dupont that mirror Peabody's objections:

> ILO Conventions are designed and drafted to be adopted by governments, not by manufacturing companies; that it will be forced to make numerous subjective interpretations of all the ILO Conventions in its attempt to apply them in an industrial company; and that no two shareholders would have the same understanding as to the scope and breath of the human rights policy that might finally be adopted and implemented. *Dupont* (Feb. 11, 2004).

Similar to Peabody's misinterpretation of "other conventions," the Proponent in *DuPont* pointed out that "[t]he Company also misreads and wrongly interprets the word comprehensive to encompass more than the eight Fundamental Conventions of the ILO Declaration." Peabody's no-action request relies on the same misreading in arguing "the Proposal is distinguishable from *du Pont*, *TJX* (April 5, 2002) and *Stride Rite* (Jan. 16, 2002) because there is no plausible argument that the Proposal is limited to the enumerated conventions." The UMWA Proposal, like the proposals in the cases above, plainly outlines which Conventions should be made part of an enforceable company-wide employee policy, and Peabody's no-action request should be similarly denied.

IV. Conclusion

For the reasons set forth above, we submit that Peabody has failed to meet its burden of demonstrating "that it is entitled" to exclude the Proposal from its proxy materials (See Rule 14a-8(g). The request for a no-action letter should be denied.

If you have any questions or need additional information, please do not hesitate to call me at (703) 208-7220. I have enclosed six copies of this letter for the staff, and am sending copies to counsel for the Company.

Very truly yours,

Grant Crandall
UMWA General Counsel

cc: Joseph W. Bean, Peabody Energy Corporation
R. Randall Wang, Bryan Cave LLP
Ashley Wright Baker, Bryan Cave LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 8, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Peabody Energy Corporation
Incoming letter dated January 10, 2006

The proposal urges the board of directors to adopt and implement an enforceable company-wide employee policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work and other conventions, including the principles set forth in the proposal.

We are unable to concur in your view that Peabody Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Peabody Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Attorney-Adviser